October 10, 2005

Reed Fisher
Cirracor, Inc.
3375 Toopal Drive, Suite 101
Oceanside, California 92054

Dear Reed,

As you know, I have been an officer and a director of this Company since its inception in October 2001. Over the last year, I have not been able to contribute a significant amount of time to the Company. Therefore, please accept my resignation as Secretary and a director of the Company effective immediately.

Cirracor, Inc.

Date: October 11, 2005	By:	/s/ Sean Connelly
Sean Connelly
Secretary and Director